February 10, 2006

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. George Ohsiek, Jr., Branch Chief

Dear Mr. Ohsiek,

We are sending this letter in response to your letter dated November 14, 2005 to my attention regarding prior correspondence and amended filings relating to Beacon Power Corporation (“the Company”) and its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for fiscal quarters ended March 31 and June 30, 2005, File No. 1-16171.

As you know, in our attempt to file the amendments you requested, we experienced great difficulty in obtaining a consent from our prior auditor. This difficulty caused us to engage our current auditor, Miller Wachman LLP (“Miller Wachman”), to audit all prior years since inception, in order to gain the required consent. Their field work concluded on February 3, 2006.

Our responses to your letter dated November 14, 2005 follow:

SEC COMMENT

Audit report - We note your auditor’s reference to and reliance on other auditor’s work for the period from May 8, 1997 (the date of inception) through December 31, 2001. Please also include a copy of this audit report with your amended filing. See Rule 2-05 of Regulation S-X.

COMPANY COMMENT

Since we experienced great difficulty obtaining a consent from our prior auditor, we engaged Miller Wachman to audit the period from May 8, 1997 (the date of inception) through December 31, 2001. According to our letter to you dated November 28, 2005, and per your request, we attach a copy of our Auditor’s report and consent for your review prior to our filing of the Amended Annual Report. Please see Attachment A.

SEC COMMENT

Revised controls and procedures - We note that the draft of your proposed revisions is pending legal and Board review. We would expect to see any drafts that we have reviewed and cleared to appear verbatim in the amended filing. If any changes are made to your proposed disclosures resulting from the review by your legal personnel and Board of Directors, we may have additional comments.

COMPANY COMMENT

Our legal personnel and Board of Directors have approved the language in our Controls and Procedures and we attach revised disclosure for your review as Attachment B.

SEC COMMENT

Explanatory note regarding this Form 10-K/A – We do not believe the revisions to the disclosure controls and procedures are immaterial since we would not have been able to accept your form 10-K with the original wording. Please revise the note accordingly.

COMPANY COMMENT

Please see our revised explanatory notes as follows:

Attachment C - Explanatory note regarding this Annual Report on Form 10-K/A for 2004.

Attachment D – Explanatory note regarding this Quarterly Report on Form 10-Q/A for March 31, 2005

Attachment E – Explanatory note regarding this Quarterly Report on Form 10-Q/A for June 30, 2005

For your information, we also include black-lined versions of our Amended 2004 Annual Report on Form 10-K, Amended Quarterly Report on Form 10-Q for March 31, 2005 and amended Annual Report on Form 10-Q for June 30, 2005, which show all changes from the original filings.

The Company is responding to your letter by filing this response through EDGAR as a correspondence file per your request.

We intend to follow up with a phone call on Monday to Ta Tanisha Henderson of your office to determine whether or not you have additional comments regarding the attached amended filings. Should there be any further questions, concerns or comments please contact me directly at 978-790-4282.

Sincerely,

/s/ James M. Spiezio

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James M. Spiezio

Chief Financial Officer

Beacon Power Corporation

Attachment A

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Beacon Power Corporation:

We have audited the accompanying consolidated balance sheets of Beacon Power Corporation and Subsidiary (the "Company") (a development stage company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and for the period from May 8, 1997 (date of inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beacon Power Corporation and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the three years in the period ended December 31, 2004 and the period from May 8,1997 (date of inception) through December 31, 2004 in conformity with U.S generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and negative cash flows raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Miller Wachman, LLP

Boston, Massachusetts

February 3, 2006

Attachment B

Item 9A. Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K/A. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective in enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the required time period. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2004, the Company’s chief executive officer and chief financial officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In addition, the Company’s management, with the participation of its chief executive officer and chief financial officer, has evaluated whether any change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) occurred during the period covered by this Annual Report on Form 10-K/A. Based on that evaluation, the chief executive officer and chief financial officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 10-K/A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Attachment C

EXPLANATORY NOTE REGARDING THIS FORM 10-K/A

Beacon Power Corporation (“the Company”) is filing this Amendment No. 1 (“Amendment”) to its annual report on Form 10-K for the fiscal year ending December 31, 2004 to update and clarify certain disclosure matters in its 2004 Annual Report on Form 10-K originally filed on March 31, 2005. This Amendment makes no changes to the Company’s originally filed consolidated balance sheets and consolidated statements of operations.

•

The Company engaged its independent registered public accountants, Miller Wachman LLP (“Miller Wachman”), to perform a re-audit of its financial statements for the prior years ending December 31, 2003 and December 31, 2002, and for the period from inception May 8, 1997 through December 31, 2004, after the resignation of Deloitte & Touche, LLP the Company’s former independent accountants. This Amendment updates certain disclosure items that occurred subsequent to the filing of the original Form 10-K and through the end of Miller Wachman’s field work, February 3, 2006. No changes were made to Company’s originally filed consolidated balance sheets and consolidated statements of operations contained therein as a result of these audits.

•

Miller Wachman’s Audit Report originally filed with the Company’s 2004 Annual Report on Form 10-K contained a typographical error in reference to the standards of the Public Company Accounting Oversight Board (United States). This Amendment corrects that error.

•

The Company has amended the language in Part II, Item 9A, Controls and Procedures clarifying management’s conclusions on the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting, pursuant to Item 307 and Item 308(a)(3) of Regulation S-K.

•	As a result of the above amendments, the certifications filed as Exhibits 31 and 32 have been re-executed as of the date of this Amendment.

Attachment D

EXPLANATORY NOTE REGARDING THIS FORM 10-Q/A

Beacon Power Corporation (“the Company”) is filing this Amendment No. 1 (“Amendment”) to its quarterly report on Form 10-Q for the three months ending March 31, 2005 (“Original Filing”) to correct the following disclosure items in its originally filed quarterly report on Form 10-Q for the first quarter of 2005, filed May 16, 2005. This Amendment does not change the Company’s consolidated balance sheets and consolidated statements of operations as originally filed.

•

The Company has amended the language in Item 4, Controls and Procedures of its Original Filing to clarify management’s conclusions on the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting, pursuant to Item 307 and Item 308(a)(3) of Regulation S-K.

•	This Amendment also clarifies language in its Original Filing describing the Company’s accounting method for government contracts under the percentage of completion method.

•	As a result of the above amendments, the certifications filed as Exhibits 31 and 32 have been re-executed as of the date of this Amendment.

Attachment E

EXPLANATORY NOTE REGARDING THIS FORM 10-Q/A

Beacon Power Corporation (“the Company”) is filing this Amendment No. 1 (“Amendment”) to its quarterly report on Form 10-Q for the three months ending June 30, 2005 (“Original Filing”) to clarify the following disclosure matters in its originally filed quarterly report on Form 10-Q for the second quarter of 2005, filed August 12, 2005.

•

The Company has amended its Statement of Cash Flows to move a repurchase of its stock as a cash flow from investing activities as originally filed to a cash flow from financing activities. This change does not affect the Company’s reported cash and cash equivalents in its Original Filing.

•

Language under Item 2 in the section “Critical Accounting Policies and Estimates” is amended to provide further clarity to explain the Company’s accounting method under AICPA SOP 81-1 for accounting under the percentage of completion method for its development contracts.

•

The Company has amended the language in Item 4, Controls and Procedures of its Original Filing to clarify management’s conclusions on the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting, pursuant to Item 307 and Item 308(a)(3) of Regulation S-K.

•	As a result of the above amendments, the certifications filed as Exhibits 31 and 32 have been re-executed as of the date of this Amendment.